# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Proto Labs Inc, CIK 0001443669
CUSIP: 743713109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5540 Pioneer Creek, 5540 Pioneer Creek, Maple Plain, Minnesota (MN), 55359
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001050442-22-000009
Filed by CIK 0001050442

## Reporting persons
- DISCIPLINED GROWTH INVESTORS INC /MN: type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); sole voting power 1,777,004; shared voting power 279,589; sole dispositive power 2,056,593; shared dispositive power 0; aggregate amount beneficially owned 2,056,593 (8.4% of the class)

## Item 1. Issuer
Name of issuer: Proto Labs Inc
Address of issuer's principal executive offices: 5540 Pioneer Creek, 5540 Pioneer Creek, Maple Plain, MINNESOTA, 55359.

## Item 2. Person Filing
Name of person filing: Disciplined Growth Investors, Inc
Address of principal business office or, if none, residence: 150 South Fifth Street, Suite 2550, Minneapolis, MN 55402
Citizenship: Minnesota Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,056,593
Percent of class: 8.39%
Sole power to vote or to direct the vote: 1,777,004
Shared power to vote or to direct the vote: 279,589
Sole power to dispose or to direct the disposition: 2,056,593
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DISCIPLINED GROWTH INVESTORS INC /MN: Peter Rieke, Chief Compliance Officer (11/14/2024)